Exhibit 2.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES ACT OF 1934

The following description sets forth certain material terms and provisions of FST Corp.’s (the “Company” or “FST”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF SHARE CAPITAL

The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles of Association”) and the applicable provisions of the Cayman Companies Act. The Company encourages you to read its Articles of Association and the applicable provisions of the Cayman Companies Act for additional information.

Ordinary Shares

Pursuant to the Articles of Association, FST is authorized to issue 500,000,000 Ordinary Shares of par value of US$0.0001 each (“Ordinary Shares”).

Ordinary Shares are issued in registered form and are issued when registered in the Company’s register of members. Unless the board of directors determine otherwise, each holder of its shares will not receive a certificate in respect of such Ordinary Shares. FST shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. FST may not issue shares to bearer.

Subject to the provisions of the Cayman Companies Act and provisions of the FST Listing Articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Share Capital

All of issued and outstanding FST Ordinary Shares are fully paid and non-assessable. The FST Ordinary Shares are issued in registered form, and are issued when registered in the register of members of FST. FST may not issue FST Ordinary Shares to bearer. Subject to the provisions of the Cayman Companies Act and the Articles of Association and the rules of the Stock Exchange, where applicable, and without prejudice to any rights attached to any existing shares, all shares in FST are at the disposal of the board, which may issue, allot, grant options over or otherwise dispose of them to such persons, at such times, on such terms and conditions as it in its absolute discretion thinks fit.

Each FST Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general and special meetings of the Company.

Subject to the provisions of the Cayman Companies Act, Articles of Association and the rules of the Stock Exchange, where applicable, any share may be issued (a) with or have attached thereto such rights, or such restrictions, whether with regard to dividend, voting, return of capital, or otherwise, as the directors may determine, and without prejudice to any rights attached to any existing shares, or (b) on terms that, at the option of FST or the holder thereof, it is liable to be redeemed.

Dividends

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of FST’s board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, FST’s overall financial condition, available distributable reserves and any other factors deemed relevant by FST’s board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in FST being unable to pay its debts as they fall due in the ordinary course of its business.

Even if FST’s board of directors decides to pay dividends, the form, frequency and amount will depend upon FST’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that FST’s board of directors may deem relevant. In addition, FST is a holding company and depend on the receipt of dividends and other distributions from its subsidiaries to pay dividends on FST Shares.

The directors may declare dividends to be paid to the members. The Articles of Association provide dividends may be declared and paid out of the profits of FST, realized or unrealized, or out of the share premium account or as otherwise permitted by the Cayman Companies Act. In addition, FST’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the directors. No dividend may be declared and paid unless the directors determine that, immediately after the payment, FST will be able to pay its debts as they become due in the ordinary course of business and FST has funds lawfully available for such purpose.

General Meetings of Shareholders

Under the Cayman Companies Act, FST is not required to call shareholders’ annual general meetings. FST, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Nasdaq listing standards. At least fifteen calendar days’ notice shall be given for any general meeting. The board of directors of FST or the chairman of the board may call general meetings at any time, and must convene an extraordinary general meeting upon the requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all issued and outstanding shares entitled to vote at general meetings of FST. One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-half (1/2) of all votes attaching to all shares in issue and entitled to vote at such general meeting present in person or by proxy and entitled to vote will be a quorum for all purposes.

Variation of Rights

Subject to the Articles of Association, if at any time the share capital of FST is divided into different classes of shares, all or any of the rights attached to the shares or any class of shares may (unless otherwise provided for by the terms of issue of that class) be varied, modified or abrogated either with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class. To every such general meeting the provisions of the Articles of Association relating to general meetings will mutatis mutandis apply, but so that the necessary quorum shall be one person holding or representing by proxy not less than one-third (1/3) of the issued shares of that class. Every holder of shares of the class present in person or by proxy shall be entitled to one vote for every such share held by him.

Transfer of Shares

Subject to the Articles of Association, FST shareholders may transfer all or any of his or her FST Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Stock Exchange or any other form approved by the board of directors. The board may, in its absolute discretion, and without giving any reason therefor, decline to register any transfer of FST Ordinary Share which is not fully paid up to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists. The board may also decline to register any transfer of any share unless a fee (not exceeding the maximum sum as the Stock Exchange may determine to be payable) determined by the board is paid to FST, the instrument of transfer is properly stamped (if required), it is in respect of only one class of share, the number of joint holders to whom the share is to be transferred does not exceed four (in the case of a transfer to joint holders) and is lodged with FST accompanied by the relevant share certificate(s) and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer.

Subject to the restrictions set out below, any of FST shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or any other form prescribed by the designated stock exchange or approved by FST board of directors.

FST board of directors may, in its absolute discretion, and without giving any reason therefor, refuse to register any transfer of any share which is not fully paid up or on which the FST has a lien. FST board of directors may also decline to register any transfer of any Ordinary Shares unless:

●	the instrument of transfer is lodged with FST, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as FST board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the designated stock exchange may determine to be payable, or such lesser sum as FST board of directors may from time to time require is paid to FST in respect thereof.

The registration of transfers may, after compliance with any notice required of the designated stock exchange, be suspended and the register of members closed at such times and for such periods as FST board of directors may in their absolute discretion from time to time determine, provided always that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) calendar days in any calendar year.

If FST directors refuse to register a transfer, they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Calls on Shares and Forfeiture of Shares

FST’s board of directors may from time to time make calls upon shareholders for any amounts due and payable but unpaid on FST Ordinary Shares. Any FST Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Redemption and Repurchase of Shares

Subject to the provisions of the Cayman Companies Act, FST may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or FST. The redemption of such shares will be effected in such manner and upon such other terms as FST’s directors determine before the issue of the shares, by the FST board. FST may also purchase its own shares (including any redeemable shares) on such terms and in such manner and terms have been approved by the FST board, or are otherwise authorized by the FST Listing Articles, and make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the applicable law, including out of capital.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), if the assets available for distribution amongst FST shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst FST’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to FST for unpaid calls or otherwise. If FST’s assets available for distribution are insufficient to repay all of the paid up share capital, the assets will be distributed so that, as nearly as possible, the losses are borne by FST’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up. Any distribution of assets or capital to a holder of FST Ordinary Share will be the same in any liquidation event.

On the winding up of FST, if the assets available for distribution amongst FST shareholders are more than sufficient to repay the whole of the share capital at the commencement of winding up, the surplus will be distributed amongst FST shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to FST for unpaid calls or otherwise. If FST’s assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that as nearly as may be the losses are borne by FST shareholders in proportion to the par value of the shares held by them.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Articles of Association permit indemnification of officers and directors from and against all actions, proceedings, costs, charges, losses, damages and liabilities which they or any of them, their or any of their personal representatives, incurred or sustained by them, other than by reason of their own dishonesty, willful default or fraud, in or about the conduct of FST’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning FST or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling FST under the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain Anti-Takeover Provisions

Certain provisions in the Articles of Association may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for FST Ordinary Shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with the board of directors.

Ordinary Shares

The authorized but unissued FST Ordinary Shares will be available for future issuance by the board of directors on such terms as the board of directors may determine, subject to the provisions of the Cayman Companies Act, the Articles of Association and the rules of the Stock Exchange, where applicable, and without prejudice to any rights attached to any existing shares. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued FST Ordinary Shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger, amalgamation, scheme of arrangement or otherwise.

Warrants

Upon the completion of the Business Combination (“Business Combination”) contemplated by that certain Business Combination Agreement, dated December 22, 2023, (the “Business Combination Agreement”) by and among the Company, Chenghe Acquisition I Co. (“SPAC”), FST Merger Ltd., and Femco Steel Technology Co., Ltd., each SPAC warrant outstanding immediately prior to the closing of the Business Combination ceased to be a warrant for SPAC Class A ordinary shares and was assumed by FST. Each such warrant was converted into an FST warrant, entitling the holder to purchase one FST Ordinary Share at a price of $11.50 per share upon exercise. The FST warrants continue to have, and remain subject to, substantially the same terms and conditions as applied to the corresponding SPAC warrants immediately prior to the Business Combination.

Board of Directors

The board of directors of the Company consists of such number of directors as may be determined by the shareholders from time to time, with a minimum of five (5) directors unless otherwise determined by the shareholders in general meetings. Following the completion of the Business Combination, the board of directors was reconstructed to consist of seven directors. Pursuant to that certain Investor Rights Agreement, one of the directors is nominated by the Sponsor (as defined in the Investor Rights Agreement), and at least four of the directors are independent. Further, for so long as the Sponsor Parties (as defined in the Investor Rights Agreement) beneficially own any FST Ordinary Shares, FST is required to take all necessary action to cause the individuals nominated by the Sponsor to be elected at the applicable meetings of shareholders of FST.

Arrangements for Election of Directors

In connection with the Business Combination, three of the non-independent directors will be nominated by FST’s major shareholders: Japan Brand Business LLC, Far East Machinery Co. Ltd., and FST Chairman and major shareholder, David Chuang. Two of the independent directors will be nominated by FST Chairman and major shareholder David Chuang. One independent director will be nominated by FST’s major shareholder Far East Machinery Co. Ltd., and one by Chenghe Investment I Limited.

Appointment of Directors

The directors shall, be elected by the shareholders by way of any special resolution to either fill a casual vacancy or as an addition to the existing directors. The board of directors shall have power at any time to appoint any person as a director, either to fill casual vacancy or as an addition to the existing directors.

Any director may in writing appoint another person to be such director’s alternate, with the alternate having the authority to act in the director’s place at any meeting at which the appointing director is unable to be present. A director may, but is not required to, appoint another director to be an alternate.

Removal of Directors

A director may be removed from office by special resolution of FST before the expiration of his period of office. A director will also cease to be a director if he or she (i) dies, becomes bankrupt or makes any arrangement or composition with such director’s creditors generally; (ii) is found to be or becomes of unsound mind; (iii) resigns the office of director by notice in writing to the company; (iv) is removed from office pursuant to the Articles of Association; or (v) is prohibited, by any applicable law or the rules of the Stock Exchange, from being a director.

Directors’ Fiduciary Duties

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	duty not to improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of members;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors and officers also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

Meetings of Shareholders

As a Cayman Islands exempted company, FST is not obliged by law to call annual general meetings. According to the Articles of Association, FST may hold an annual general meeting of the Company every year.

Capitalization of Profits and Reserves

Subject to applicable law, the directors may resolve to capitalize all or any part of any amount standing to the credit of any reserve accounts or funds (including a share premium account and capital redemption reserve and the profit and loss account) for distribution among the shareholders or any class of shareholders who would be entitled thereto if it were distributed by way of dividend and in the proportion to the nominal amount of shares held by such shareholders respectively, on the footing that the same is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such shareholders respectively or in paying up in full unissued shares or debentures of a nominal amount equal to that sum, to be allotted and distributed credited as fully paid up among such shareholders in those proportions, or partly in one way and partly in the other, provided that, for the purposes above, a share premium account and any capital redemption reserve and profits which are not available for distribution, may be applied only in paying up unissued shares of the Company to be allotted to such shareholders credited as fully paid.

Amendments to Articles of Association

The Articles of Association may be altered or amended by the Company by special resolution. The Articles of Association state that a special resolution shall be required to alter the provisions of the Memorandum of Association, to amend the Articles of Association or to change the name of the Company.

Mergers and Consolidations

FST may by a special resolution merge or consolidate with one or more constituent companies (as defined in the Cayman Companies Act), upon such terms as the directors may determine subject to the Cayman Companies Act.

Transfer Agent and Registrar

Following the completion of the Business Combination, Continental Stock Transfer & Trust Company will act as the transfer agent and registrar for FST Ordinary Shares.

Stock Exchange Listing

FST will apply for listing, to be effective at the time of the closing of the Business Combination, of its FST Ordinary Shares on the Nasdaq under the symbol “KBSX.” FST will not have units issued or traded following consummation of the Business Combination.

Shares Eligible for Future Sales

Pursuant to lock-up agreements entered into with the applicable parties, all holders of Ordinary Shares as of the closing of the Business Combination, excluding SPAC’s public shareholders prior to the closing of the Business Combination, agreed, among other things, that such party’s Ordinary Shares may not be transferred for a period of six months after the closing (“Lock-Up Securities”). All of the Ordinary Shares issued in connection with the Business Combination are freely transferable by persons other than the Company’s affiliates without restriction or further registration under the Securities Act, except the Lock-Up Securities.